# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORE Group Holdings, Inc., CIK 0001855457
CUSIP: 50066V107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 3 Ravinia Drive, Suite 500, Atlanta, Georgia (GA), 30346
Date of event which requires filing of this statement: 03/14/2025
Amends the filing with accession number 0001193125-21-296271
Filed by CIK 0001824639
Persons authorized to receive notices and communications: William Kloos, 875 Third Avenue, New York, New York (NY), 10022, (212) 521-8495; Rod Miller, Milbank LLP, 55 Hudson Yards, New York, New York (NY), 10001, (212) 891-2100

## Reporting persons
- Cerberus Telecom Acquisition Holdings, LLC (CIK 0001824639): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,592,291; sole dispositive power 0; shared dispositive power 1,592,291; aggregate amount beneficially owned 1,592,291 (9.36% of the class)
  Comment: Row 8. Inclusive of 272,778 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  Row 11. Inclusive of 272,778 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  Row 13. Percentage beneficial ownership is based on 17,008,356 shares of the Issuer's common stock, $0.0001 par value per share ("Common Stock"), outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 19, 2024. Such calculation also reflects the 1-for-5 reverse stock split on July 1, 2024 announced on the Issuer's Current Report on Form 8-K filed with the SEC on June 28, 2024.
- Frank Bruno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,592,291; sole dispositive power 0; shared dispositive power 1,592,291; aggregate amount beneficially owned 1,592,291 (9.36% of the class)
  Comment: Row 8. Inclusive of 272,778 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  Row 11. Inclusive of 272,778 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
  Row 13. Percentage beneficial ownership is based on 17,008,356 shares of the Issuer's Common Stock, outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 19, 2024. Such calculation also reflects the 1-for-5 reverse stock split on July 1, 2024 announced on the Issuer's Current Report on Form 8-K filed with the SEC on June 28, 2024.
- Stephen Feinberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: KORE Group Holdings, Inc.
Address of issuer's principal executive offices: 3 Ravinia Drive, Suite 500, Atlanta, Georgia (GA), 30346
Comment:
This Amendment No. 1 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 30, 2021 (the "Original Schedule 13D", and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to the common stock, par value $0.0001 per share (the "Common Stock") of KORE Group Holdings, Inc., a Delaware corporation (the "Issuer" or "KORE"). KORE's principal executive offices are located at 3 Ravinia Drive, Suite 500, Atlanta, GA 30346. Capitalized terms used in this Amendment and not defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

The Reporting Persons (as defined below) beneficially own an aggregate of 1,592,291 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 9.36% of the issued and outstanding Issuer's Common Stock, outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 19, 2024.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended as follows:

The Schedule 13D is being jointly filed by the following persons:

(i) Cerberus Telecom Acquisition Holdings, LLC, a Delaware limited liability company ("Cerberus"); and

(ii) Frank Bruno, a United States citizen.

The foregoing persons are collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Residence or business address: c/o Cerberus Telecom Acquisition Holdings, LLC, 875 Third Avenue, New York, NY 10022.
Present principal occupation or employment:
(i) Cerberus's principal business is to engage in the management of its investments in the securities of the Issuer; and

(ii) Mr. Bruno's principal occupation is to serve as Chief Executive Officer of Cerberus Capital Management, L.P.

The principal business address for each of the Reporting Persons is c/o Cerberus Telecom Acquisition Holdings, LLC, 875 Third Avenue, New York, NY 10022.
Criminal convictions in the last five years: During the last five years, no Reporting Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) Cerberus - Delaware; and

(ii) Mr. Bruno - United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is supplemented by the following:

Effective as of March 14, 2025, Mr. Feinberg resigned from the board of managers of Cerberus, and, as a result no longer has voting or dispositive power over the Subject Shares, and thus is no longer deemed the beneficial owner of the Subject Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

Information about the number and percentage of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Information about the number and percentage of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as described in Item 3 to the Schedule 13D, during the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Cerberus - Not applicable.
Mr. Bruno - Not applicable.

Mr. Feinberg - Effective as of March 14, 2025, Mr. Feinberg resigned from the board of managers of Cerberus, and, as a result no longer has voting or dispositive power over the Subject Shares, and thus is no longer deemed the beneficial owner of the Subject Shares. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D, and constitutes an exit filing, for Mr. Feinberg.

## Signatures
- Cerberus Telecom Acquisition Holdings, LLC: /s/ Frank Bruno, Frank Bruno, Chief Operating Officer (03/18/2025)
- Frank Bruno: /s/ Frank Bruno, Frank Bruno (03/18/2025)
- Stephen Feinberg: /s/ Alan Waldenberg, Alan Waldenberg, Attorney-in-Fact (03/18/2025)